Exhibit 99.1

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Telf: 317-6000

Lima, November 11, 2026

Sirs

Superintendencia del Mercado De Valores – SMV

Lima.-

Reference:	Material Event

Pursuant to the provisions of Article 30 of the Single Revised Text of the Securities Market Law and the Regulations on Material Facts and Reserved Information approved by SMV Resolution No. 005-2014-SMV/01, we hereby report the following:

1.	Today, Cementos Pacasmayo S.A.A. (the “Company”) was notified by Inversiones Aspi S.A. (the “Offeror”), in its capacity as a subsidiary of Holcim Ltd. (“Holcim”) and jointly and severally liable with the latter, in relation to the subsequent Public Tender Offer for the common voting shares issued by the Company (the “PTO”) and the simultaneous offer in the United States of America directed to holders of common voting shares issued by the Company who are residents in the United States of America and to holders of American Depositary Shares (“ADS”) representing such shares (the “U.S. Offer” and, together with the PTO, the “Offers”), reported through a material fact dated October 21, 2026, that the Offeror has filed with the Superintendence of the Securities Market (the “SMV”) a brief dated November 11, 2026, through which it remedies and/or addresses the additional observations raised by the SMV (via Official Letter No. 5715-2026-SMV/11.1) regarding the documentation and information submitted by the Offeror for the commencement of the PTO, attaching: (i) a new version of the informative prospectus of the PTO, and (ii) a legal opinion issued by Estudio Muñiz, Olaya, Meléndez, Castro, Ono & Herrera, dated November 11, 2026.

2.	As indicated in the PTO informative prospectus, said updated prospectus, its exhibits, and the other PTO documents will be available to interested parties (i) on the institutional page of the SMV on the Single Digital Platform of the Peruvian State (www.gob.pe/smv); (ii) on the website of the Lima Stock Exchange (www.bvl.com.pe); and (iii) through BBVA Bolsa Sociedad Agente de Bolsa S.A., brokerage agent for the PTO, upon request sent to the email address contactobbvasab.group@bbva.com.

Without further business, we remain yours truly.

Sincerely,

CEMENTOS PACASMAYO S.A.A.

José Félix Villafuerte Mendoza

Representante Bursátil